March 1, 2012

Tom Kluck
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sprott Physical Platinum and Palladium Trust Amendment No. 1 to Registration Statement on Form F-1

Dear Mr. Kluck:

Reference is made to the registration statement on Form F-1 (File No. 333-179017) of Sprott Physical Platinum and Palladium Trust (the "Trust") that was filed with the U.S. Securities and Exchange Commission (the "Commission") on EDGAR on January 13, 2012 (the "Registration Statement").  The Registration Statement relates to the proposed registration of the Trust's units under the Securities Act of 1933, as amended, in connection with the Trust's proposed initial public offering.  By letter dated February 9, 2012 (the "Comment Letter"), the Staff of the Commission (the "Staff") provided the Trust with its comments regarding the Registration Statement and the prospectus included therein.

In response to the Staff's comments included in the Comment Letter, the Trust has amended the Registration Statement and filed Amendment No. 1 to the Registration Statement on March 1, 2012 (the "Amended Registration Statement").  The following numbered paragraphs of this letter (the "Response Letter") correspond to the numbered paragraphs of the Comment Letter.  References to page numbers in the responses below are to page numbers in the Amended Registration Statement.

Tom Kluck
March 1, 2012

Form F-1

General

1.
Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Trust has provided all such information to the Staff supplementally.

2.
Throughout your prospectus, you include market data provided by Johnson Matthey, RBC, and other sources. Please provide us with copies the relevant portions of any study, report or book that you cite or on which you rely as well as the sources for the charts presented. Please mark the materials to specifically identify the portions that support your disclosure. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Lastly, please confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing such data as exhibits to the registration statement.

The relevant portions of any study, report or book cited in, and the sources for any charts included in, the Amended Registration Statement have been provided to the Staff supplementally in accordance with Rule 418. In addition, the Trust confirms that all industry reports or studies relied on for any information in the Amended Registration Statement are publicly available and were not specifically provided for the Trust, and the Trust did not compensate the parties preparing such reports or studies.

3.	The Office of International Corporation Finance is also reviewing this registration statement and may have comments in the future.

The Trust respectfully acknowledges the Staff's comment.

Glossary of Selected Terms, page ii

4.
The disclosure under this heading is not appropriate for the forepart of the prospectus. Please relocate this disclosure to the body of the prospectus so that it does not precede the risk factors section.

The Amended Registration Statement has been amended by moving the Glossary of Selected Terms to the end of the prospectus contained in the Amended Registration Statement.

Tom Kluck
March 1, 2012

Prospectus Summary, page 2

5.
We note the disclosure of the various advantages of investing in the units throughout the summary. If you chose to retain this disclosure in the prospectus summary, please balance it with disclosure summarizing the most significant disadvantages and risks of investing in the units. We note your cross-reference at the bottom of page 11; however, your summary risk factor disclosure should be equally as prominent as your discussion of the advantages of investing in the units.

In order to make the summary risk factor disclosure more prominent, it has been moved to page 3 of the Amended Registration Statement. The Trust respectfully advises the Staff that disclosure identifying the most significant disadvantages of investing in Units has been added to page 3 of the Amended Registration Statement.

6.
We note your disclosure on page 12 that a limited portion of the gain (equal to the electing U.S. holder's pro rata share of any capital gain recognized by the Trust upon the distribution of the physical platinum and palladium bullion to the electing U.S. Holder) will be taxable to the electing U.S. Holder at a maximum rate of 28% under current law if the Trust held the physical platinum and palladium bullion for more than one year. Please add similar disclosure to your related discussion on page 2 in the "Potential Tax Advantage for Certain U.S. Investors" paragraph.

The Trust respectfully advises the Staff that the requested disclosure has been added to the "Potential Tax Advantage for Certain U.S. Investors" paragraph on page 2 of the Amended Registration Statement.

7.
Refer to the "Benefits of Investing in Platinum and Palladium" paragraph on page 2. Please explain what you mean by the statement that platinum and palladium have "uncertain supply fundamentals and strong demand fundamentals."

The Trust respectfully advises the Staff that the sentence in question is intended to indicate that the supply (based on new mine production) of platinum and palladium is exhibiting signs that it will start decreasing, as outlined in the section of the Amended Registration Statement entitled "Overview of the Sectors the Trust Invests In."  As discussed in that section, factors that may reduce supply include:

•   political uncertainty as governments in South Africa and Zimbabwe are contemplating regulations that remove benefits of production;

•   producers' cost bases are continuing to increase due to increased labor costs as well as limited and unreliable supply of electrical power;

Tom Kluck
March 1, 2012

•   Russian government palladium stockpiles, which account for a portion of "new" supply each year, are believed to be depleted; and

•   lack of significant production outside of South Africa, Zimbabwe and Russia.

Sources of demand, which are also described in the section of the Amended Registration Statement entitled "Overview of the Sectors the Trust Invests In," include a diverse range of industries such as automotive, jewellery and industrials.  As discussed in that section, as a result of the unique physical properties of platinum and palladium, including their strength as a catalyst, there are often few or no substitutes in these industrial uses.

Uncertain supply coupled with steady demand results in an increase in prices, which is the investment thesis and the rationale for investing in bullion.

The Offering, page 4

Redemption of Units for Physical Platinum and Palladium Bullion, page 5

8.
Refer to the fourth sentence in the "Redemption of Units for Physical Platinum and Palladium Bullion" section on page 5. Please clarify that by "based on the relative proportion of the value of such metal held by the Trust" [emphasis added] you mean directly proportionate.

The Amended Registration Statement has been revised on pages 6, 18, 61, and 62 to clarify that any redemption will be based on the direct proportion of the value of physical platinum and palladium bullion held by the Trust.

9.
In the penultimate sentence on page 5, please provide an estimate of the redemption expenses to be borne by the redeeming Unitholder. Please make this same revision to your related disclosure on page 11.

The requested disclosure has been added to pages 7 and 13 of the Amended Registration Statement.

Summary of Fees and Expenses, page 10

10.	In the Management Fee section, please disclose the estimated Canadian taxes that will apply, to the extent material.

The Amended Registration Statement has been revised on pages 12 and 33 to disclose that the management fee will be subject to Canadian harmonized sales tax.

11.
Please disclose whether Operating Expenses include fees payable to the custodians and sub-custodians, as well as to the Trustee. If so, please break those fees out separately. Please make a similar revision to your fees and expenses disclosure on page 31.

Tom Kluck
March 1, 2012

The Amended Registration Statement has been revised on page 12 to indicate that operating expenses of the Trust include fees payable to the custodian and sub-custodians. The Trust respectfully advises the Staff that the Amended Registration Statement already discloses that operating expenses of the Trust include fees payable to the Trustee, the Custodian, and any sub-custodians of the Trust under "Operating Expenses" on p. 33.

Material Tax Considerations, page 12

12.	Refer to the fourth paragraph in this section. Please clarify, if accurate, that an electing U.S. Holder will recognize these gains regardless of whether or not the U.S. Holder has redeemed its Units.

The Amended Registration Statement has been revised accordingly on page 14.

Risk Factors, page 14

13.
Please consider adding risk factor disclosure related to the expense and difficulty of redeeming units for physical platinum and palladium or advise us why such disclosure is not necessary. We note your related disclosure at the bottom of page 5.

The Trust respectfully advises the Staff that the Amended Registration Statement has been revised on pages 7 and 13 to list the expected expenses to be incurred by a Unitholder upon redemption.  The Trust respectfully advises the Staff that the existing disclosure in the Amended Registration Statement fully describes the procedure for redeeming units for physical platinum and palladium bullion and provides investors with all information necessary to consider the expenses and actions required for such redemptions.  The Trust believes that risk factor disclosure related to the expense and difficulty of redeeming Units would be redundant and not meaningful to investors.

"An investment in the Trust will yield long-term gains …," page 14

14.
Please include an analysis that enables investors to determine what type of gains the Trust will need to achieve to cover the Trust's expenses. Please include in this analysis any charges that may impact investors, such as redemption and delivery costs.

An analysis of the gains the Trust will need to achieve to cover the Trust's anticipated expenses has been included on page 35 of the Amended Registration Statement, and a cross-reference to such disclosure has been added to the risk factor titled "An investment in the Trust will yield long-term gains only if the value of physical platinum and palladium bullion held by the Trust increases in an amount in excess of the Trust's expenses" on page 16 of the Amended Registration Statement. The Trust respectfully advises the Staff that redemption

Tom Kluck
March 1, 2012

and delivery costs are not included in this disclosure because such costs are entirely dependent on the amount of Units redeemed and the weight of bullion to be delivered.

Expenses of the Offering, page 33

15.	Please disclose the offering expenses incurred as of the most recent, practicable date.

The Trust respectfully advises the Staff that offering expenses will continue to accrue during the registration process, and, therefore, any information based on expenses incurred to date may be materially inaccurate. The Trust will include an estimate of offering expenses prior to commencing its road show, provided that estimate will not include underwriters' commissions because the amount of such commissions will not be known until after pricing of the offering.

Conflicts of Interest of the Manager, page 51

16.	Please disclose the percentage of time you expect your Manager to allocate to your business.

Due to the nature of the business of the Trust and the Manager's duties and responsibilities under the Management Agreement, the amount of time the Manager will spend on business of the Trust will vary from time to time. The Manager has advised the Trust that it will spend such time on the affairs of the Trust as it deems necessary to fulfill its contractual and fiduciary obligations to the Trust, based on its business judgment.

17.	Please tell us whether any of your Manager's other funds or managed accounts also invest in or hold physical platinum or palladium.

The Trust respectfully advises the Staff that none of the Manager's other funds or managed accounts invests in or holds physical platinum or palladium.

Redemption of Units, page 58

18.	Please tell us whether the trust or any other group or entity has the authority to amend the terms of the redemption program and, if so, the process through which this can be done.

The Manager may suspend the right of Unitholders to request a redemption of their Units or postpone the date of delivery or payment of the redemption proceeds for any period during which the Manager deems that conditions exist which render impractical the sale of assets of the Trust or which impair the ability of the Manager to determine the value of the assets of the Trust or the redemption amount for the Units.  While the decision to suspend the right to request a redemption or to postpone delivery of payment of redemption proceeds is in the sole discretion of the Manager, pursuant to Sections 5.7(2) and 5.7(3) of National Instrument 81-102 – Mutual Funds ("NI 81-102"), before any such suspension or postponement may take effect, the Trust must file an application with the Ontario Securities Commission, the securities regulatory authority in the jurisdiction in which the head office of the Trust is located, for approval to suspend redemptions and must concurrently file a copy of such application with the securities regulatory authorities in each of the other Canadian jurisdictions in which the Units will be offered. The Trust may suspend redemptions only after the Ontario Securities Commission has granted approval to

Tom Kluck
March 1, 2012

the application and the Trust has not been notified by any of the securities regulatory authorities in each of the other Canadian jurisdictions,1 by the close of business on the business day immediately following the day on which a copy of the application referred to above was received, either that (a) such securities regulatory authority has refused to grant approval to the application, or (b) that subsection 5.7(3) of NI 81-102 (which governs the process for suspension of redemptions in multiple jurisdictions) may not be relied upon by the Trust in such other Canadian jurisdictions.

Computation Net Asset Value, page 85

19.	Please include a sample calculation of NAV of the trust.

A sample calculation of NAV of the Trust has been added to page 90 of the Amended Registration Statement.

Certain Transactions, page 92

20.
We note from your disclosure on page 93 that additional services may be provided by the manager and must be on terms that are generally no less favorable to the Trust than those available from arm's length parties for comparable services. Please clarify who will be responsible for determining that the terms are favorable and how such determination will be made.

An independent review committee will be responsible for determining that such terms are no less favorable than those available from an arm's length party. The Manager has established an independent review committee for all mutual funds and non-redeemable investment funds managed by the Manager or any of its affiliates, which includes the Trust. The independent review committee is composed of three members, each of whom is independent of the Manager and its affiliates, and free from any interest and any business or other relationship which could, or could be reasonably perceived to, materially interfere with the exercise of an independent review committee member's judgment.

The Manager will refer all conflict of interest matters to the independent review committee for its review, approval, or both. The Manager has established a written charter for the independent review committee, which includes its mandate, responsibilities and functions, and the

___________________________
1              Other Canadian securities regulatory authorities that must be notified: British Columbia Securities Commission, Alberta Securities Commission, Saskatchewan Financial Services Commission, The Manitoba Securities Commission, Autorite des marches financiers, New Brunswick Securities Commission, Nova Scotia Securities Commission, Securities Commission of Newfoundland and Labrador, Prince Edward Island Securities Office, Superintendent of Securities, Northwest Territories, Superintendent of Securities, Yukon Territory, and Superintendent of Securities, Nunavut.

Tom Kluck
March 1, 2012

written policies and procedures it will follow when performing its functions, including dealing with conflict of interest matters. The Manager will maintain records in respect of these matters and will provide assistance to the independent review committee in carrying out its functions. The independent review committee will conduct regular assessments and provide reports, at least annually, to the Trust and to Unitholders in respect of its functions. The report prepared by the independent review committee will be made available on the Trust's website www.sprottplatinumpalladium.com or, at a Unitholder's request, sent to the Unitholder at no cost by contacting the Manager at investor@sprott.com.

The Trust respectfully advises the Staff that the disclosure on p. 97 of the Amended Registration Statement has been revised to clarify that the terms for such services will be reviewed by the independent review committee.

21.	Please expand to clarify the types of additional services that could be rendered.

The Trust respectfully advises the Staff that there are no current plans for the Manager to provide additional services to the Trust, though it is possible that in the future the Manager may provide some services to the Trust that are currently provided by other parties, such as fund accounting, investor relations, and some tax-related services.  The disclosure on p. 97 of the Amended Registration Statement has been revised to list examples of additional services that the Manager could provide to the Trust in the future.

Underwriting, page 109

22.	Please expand your disclosure in the last full paragraph on page 109 to describe the other services that have been provided by the underwriters or their affiliates.

The Amended Registration Statement has been revised on page 113 to include a description of services that have been provided by the underwriters or their affiliates to the Trust in the past.

Part II – Information Not Required In The Prospectus, page II-1

Item 6. Indemnification of Directors and Officers, page II-1

23.	Please include the disclosure required by Item 702 of Regulation S-K or advise.

The Trust respectfully advises the Staff that it does not have any officers, directors, or controlling persons. As such, Item 702 of Regulation S-K does not apply to the Trust.

The Trust thanks the Staff for its close attention to the Registration Statement and looks forward to receipt of any additional comments.

Tom Kluck
March 1, 2012

Please feel free to telephone the undersigned at (202) 661-7150 or Alexandre V. Rourk at (202) 661-7148 with any questions or comments.

cc: Enclosures	Very truly yours, SEWARD & KISSEL LLP By: /s/ Anthony Tu-Sekine Anthony Tu-Sekine

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